FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation of Huaneng Power International, Inc. (the “Registrant”) for the first half of 2012, made by the Registrant on July 13, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION WITHIN CHINA
DECREASES BY 1.46% FOR THE FIRST HALF YEAR OF 2012

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for the first half year of 2012.

According to the Company’s preliminary statistics, as of 30 June 2012, the Company’s total power generation within China on consolidated basis amounted to 150.173 billion kWh, representing a decrease of 1.46% over the same period last year, accumulated electricity sold amounted to 141.637 billion kWh, representing a decrease of 1.45% over the same period last year.

The decrease in power generation of the Company was mainly attributable to the following reasons:

1.
The power generation in the regions where the Company’s power plants are located experienced negative or low growth during the first half of this year; meanwhile, hydropower generation in certain provinces had seen significant growth, which sharply reduced the potential of power generation from local thermal power plants.

2.	The installed capacity of the Company grew at a rate below the national average for the first half of this year, which affected the power generation growth rate of the Company.

3.
During the first quarter of this year, the Company’s two power plants in Yunnan Province experienced shortage of coal supplies as a result of local coal mine safety accident, which affected the power generation of the Company.

The power generation and electricity sold by each of the Company’s domestic power plants for the first half year of 2012 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first half year of 2012	Power generation for the first half year of 2011	Change	Electricity sold for the first half year of 2012	Electricity sold for the first half year of 2011	Change

Liaoning Province
Dalian	2.961	3.313	-10.62%	2.819	3.147	-10.42%
Dandong	1.602	1.630	-1.72%	1.527	1.554	-1.74%
Yingkou	4.163	4.031	3.27%	3.900	3.780	3.17%
Yingkou Co-generation	1.777	1.669	6.47%	1.666	1.556	7.07%
Wafangdian Wind Power	0.055	—	—	0.054	—	—
Suzihe Hydropower	0.001	—	—	0.001	—	—

Inner Mongolia
Huade Wind Power	0.110	0.072	52.78%	0.109	0.071	53.52%

Hebei Province
Shang’an	7.345	7.481	-1.82%	6.834	7.051	-3.08%
Kangbao Wind Power	0.028	0.00029	—	0.027	—	—

Gansu Province
Pingliang	5.249	6.527	-19.58%	4.960	6.187	-19.83%
Jiuquan Wind Power	0.392	—	—	0.382	—	—

Beijing
Beijing Co-generation	2.371	2.263	4.77%	2.082	1.990	4.62%
Beijing Co-generation (Combined Cycle)	1.450	—	—	1.412	—	—

Tianjin

Domestic Power Plant	Power generation for the first half year of 2012	Power generation for the first half year of 2011	Change	Electricity sold for the first half year of 2012	Electricity sold for the first half year of 2011	Change

Yangliuqing Co-generation	3.404	3.167	7.48%	3.163	2.962	6.79%

Shanxi Province
Yushe	1.995	2.137	-6.64%	1.842	1.974	-6.69%
Zuoquan	2.791	—	—	2.617	—	—

Shandong Province
Dezhou	7.649	7.743	-1.21%	7.183	7.294	-1.52%
Jining	2.490	2.531	-1.62%	2.310	2.357	-1.99%
Xindian	1.822	1.678	8.58%	1.709	1.573	8.65%
Weihai	5.139	5.121	0.35%	4.889	4.872	0.35%
Rizhao Phase II	4.037	4.174	-3.28%	3.824	3.953	-3.26%
Zhanhua Co-generation	0.898	0.859	4.54%	0.819	0.786	4.20%

Henan Province
Qinbei	8.195	7.668	6.87%	7.731	7.240	6.78%

Jiangsu Province
Nantong	4.510	4.738	-4.81%	4.309	4.527	-4.82%
Nanjing	1.922	1.981	-2.98%	1.814	1.870	-2.99%
Taicang	6.100	5.695	7.11%	5.810	5.389	7.81%
Huaiyin	3.647	3.582	1.81%	3.438	3.372	1.96%
Jinling (Combined-cycle)	1.995	1.443	38.25%	1.951	1.408	38.57%
Jinling (Coal-fired)	5.347	5.652	-5.40%	5.096	5.380	-5.28%
Qidong Wind Power	0.162	0.141	14.89%	0.158	0.137	15.33%

Shanghai
Shidongkou First	3.985	3.749	6.30%	3.769	3.528	6.83%
Shidongkou Second	3.414	3.987	-14.37%	3.283	3.835	-14.39%
Shanghai Combined-cycle	0.528	0.717	-26.36%	0.515	0.699	-26.32%
Shidongkou Power	3.743	3.290	13.77%	3.561	3.111	14.46%

Domestic Power Plant	Power generation for the first half year of 2012	Power generation for the first half year of 2011	Change	Electricity sold for the first half year of 2012	Electricity sold for the first half year of 2011	Change

Chongqing
Luohuang	5.875	8.287	-29.11%	5.437	7.695	-29.34%

Zhejiang Province
Yuhuan	11.470	13.099	-12.44%	10.913	12.487	-12.61%

Hubei Province
Enshi Maweigou Hydropower	0.027	—	—	0.026	—	—

Hunan Province
Yueyang	3.804	4.711	-19.25%	3.553	4.428	-19.76%
Xiangqi Hydropower	0.052	—	—	0.052	—	—

Jiangxi Province
Jinggangshan	4.103	4.722	-13.11%	3.908	4.494	-13.04%

Fujian Province
Fuzhou	5.713	6.015	-5.02%	5.412	5.714	-5.29%

Guangdong Province
Shantou Coal-fired	3.081	3.300	-6.64%	2.920	3.091	-5.53%
Haimen	6.414	5.567	15.21%	6.132	5.312	15.44%

Yunnan Province
Diandong Energy	5.392	6.296	-14.36%	4.982	5.805	-14.18%
Yuwang Energy	2.965	3.368	-11.97%	2.738	3.089	-11.36%

Total	150.173	152.404	-1.46%	141.637	143.718	-1.45%

The accumulated power generation of Tuas Power Limited in Singapore accounted for a market share of 26.2% in Singapore for the first half year of 2012, representing a decrease of 0.8 percentage point compared to the same period last year.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
13 July 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:    July 13, 2012